SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. ___ )*

Seahawk Drilling, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
81201R107

(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81201R107	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL PARTNERS III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,109,817

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,109,817

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,109,817

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	81201R107	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL ADVISORS III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,109,817

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,109,817

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,109,817

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	81201R107	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS

	MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,173,513

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,173,513

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,173,513

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	81201R107	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS

	MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,173,513

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,173,513

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,173,513

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page 6 of 14 Pages

Item 1. Security and Issuer.
Item 2. Identity and Background.
Item 3. Source and Amount of Funds or Other Consideration.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 7. Materials to be Filed as Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-4.1:	EXPEDITED MOTION OF CERTAIN EQUITY HOLDERS OF THE DEBTORS, PURSUANT TO BANKRUPTCY CODE §1102, FOR AN ORDER APPOINTING OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS, FILED FEBRUARY 16, 2011.
EX-4.2:	ORDER GRANTING EXPEDITED MOTION OF CERTAIN EQUITY HOLDERS OF THE DEBTORS, PURSUANT TO BANKRUPTCY CODE §1102, FOR AN ORDER APPOINTING OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS, FILED FEBRUARY 18, 2011.
EX-4.3:	NOTICE OF APPOINTMENT OF COMMITTEE OF EQUITY SECURITY HOLDERS, FILED FEBRUARY 24, 2011.
EX-99.1:	JOINT FILING AGREEMENT.

Page 7 of 14 Pages

Item 1.     Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.01 per share (the “Common Stock”), of Seahawk Drilling, Inc. (the “Issuer”). The Reporting Persons have previously reported beneficial ownership of Common Stock on Schedule 13G, which was last amended on February 14, 2011.

The address of the principal executive offices of the Issuer is

5847 San Felipe, Suite 1600

Houston, Texas 77057

Item 2.     Identity and Background.

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	MHR Institutional Partners III LP (“Institutional Partners III”);

2.	MHR Institutional Advisors III LLC (“Institutional Advisors III”);

3.	MHR Fund Management LLC (“Fund Management”); and

4.	Mark H. Rachesky, M.D. (“Dr. Rachesky”).

This Statement relates to securities held for the accounts of each of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies (“Master Account”), MHR Capital Partners (100) LP (“Capital Partners (100)”) and Institutional Partners III, each (other than Master Account) a Delaware limited partnership.  MHR Advisors LLC (“Advisors”) is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the Common Stock held for the accounts of each of Master Account and Capital Partners (100). Institutional Advisors III is the general partner of Institutional Partners III and, in such capacity, may be deemed to beneficially own the Common Stock held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the Common Stock reported herein which are held for the accounts of each of Master Account, Capital Partners (100) and Institutional Partners III. Dr. Rachesky is the managing member of Advisors, Institutional Advisors III and Fund Management and, in such capacity, may be deemed to beneficially own the Common Stock held for the accounts of each of Master Account, Capital Partners (100) and Institutional Partners III.

The Reporting Persons:

The principal business of Institutional Partners III is investment in securities.

Institutional Advisors III is a Delaware limited liability company and the general partner of Institutional Partners III.  The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III. Fund Management is a Delaware limited liability company.  The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100) and Institutional Partners III and to other affiliated entities.  Current information concerning the identity and background of the directors and officers of Institutional Advisors III and Fund Management is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Page 8 of 14 Pages

Dr. Rachesky is the managing member of Advisors, Institutional Advisors III and Fund Management.  The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, New York 10019.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

The Common Stock reported in this Statement was received by the Reporting Persons in connection with the spin-off of the Issuer from its former parent, Pride International, Inc., in August 2009.

Item 4.    Purpose of Transaction.

Prior to the date hereof, the Reporting Persons had on file with the Securities and Exchange Commission a Schedule 13G with respect to their beneficial ownership of Common Stock.

On February 16, 2011, Fund Management, on behalf of the persons named in Item 2 to this Statement (the “MHR Entities”), together with certain other holders of Common Stock, filed an expedited motion with the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”), a copy of which motion is attached hereto as Exhibit 4.1, seeking that an official committee of stockholders be established in connection with the Issuer’s bankruptcy proceedings (the “Equity Committee”). Such motion was granted on February 18, 2011, when the Bankruptcy Court entered an order, a copy of which is attached hereto as Exhibit 4.2, directing the United States Trustee to appoint an Equity Committee. Fund Management, on behalf of the MHR Entities, has been appointed to, and intends to participate as a member of the Equity Committee, chaired by another Committee member, pursuant to the Notice of Appointment of Committee of Equity Security Holders filed on February 24, 2011, a copy of which notice is attached hereto as Exhibit 4.3. The foregoing summary is qualified in its entirety by reference to the motion, the order and the notice described above, copies of which are filed as Exhibits 4.1 through 4.3 with this Statement and are incorporated herein by reference.

The Reporting Persons have not entered into any agreement, arrangement or understanding with the other members of the Equity Committee, any other stockholder of the Issuer or the Issuer. The Reporting Persons expressly disaffirm membership of a group with other members of the Equity Committee or any other stockholder of the Issuer for the purposes of Section 13d-5 under the Securities Exchange Act of 1934. Although Fund Management is a member of the Equity Committee, Fund Management and the other MHR Entities are entitled to and will make independent decisions with regard to their holdings.

The Reporting Persons review their holdings in the Issuer on a continuing basis and as part of this ongoing review, evaluate various alternatives that are or may become available with respect to the Issuer and its securities. The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate, discuss and implement various plans or proposals, including plans or proposals by any other stockholder of the Issuer, who may or may not be members of the Equity Committee, or other persons, intended to enhance the value of their current or future investment in the Issuer, enhance stockholder value or enhance the value of the Issuer’s assets, or that may involve other extraordinary matters relating to the Issuer, including, among other things, proposing or pursuing potential strategic alternatives to the Issuer’s proposed sale transaction with Hercules Offshore, Inc. or otherwise seeking to influence or change the Issuer’s bankruptcy proceedings or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

Page 9 of 14 Pages

From time to time each of the MHR Entities may enter into derivative securities transactions or other hedging arrangements with respect to securities held for its account.  Each MHR Entity may also, from time to time, hold the Common Stock in margin accounts or lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the MHR Entities may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that the discussions described in this Item 4 will continue or occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person, including any other securityholder of the Issuer, with respect to any securities of the Issuer.

Item 5.    Interest in Securities of the Issuer.

The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2010, which disclosed that there were 11,959,873 shares of Common Stock outstanding as of November 5, 2010.

(a) (i)  Master Account may be deemed to be the beneficial owner of 56,472 shares of Common Stock held for its own account (approximately 0.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii)  Capital Partners (100) may be deemed to be the beneficial owner of 7,224 shares of Common Stock held for its own account (approximately 0.06% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii)  Advisors may be deemed to be the beneficial owner of 63,696 shares of Common Stock (approximately 0.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of (A) 56,472 shares of Common Stock held for the account of Master Account and (B) 7,224 shares of Common Stock held for the account of Capital Partners (100).

(iv)  Institutional Partners III may be deemed to be the beneficial owner of 1,109,817 shares of Common Stock held for its own account (approximately 9.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(v)  Institutional Advisors III may be deemed to be the beneficial owner of 1,109,817 shares of Common Stock (approximately 9.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of 1,109,817 shares of Common Stock held for the account of Institutional Partners III.

(vi)  Fund Management may be deemed to be the beneficial owner of 1,173,513 shares of Common Stock (approximately 9.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III.

(vii)  Dr. Rachesky may be deemed to be the beneficial owner of 1,173,513 shares of Common Stock (approximately 9.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of all of the Common Stock otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of Advisors, Institutional Advisors III and Fund Management.

Page 10 of 14 Pages

(b) (i)  Master Account may be deemed to have (x) the sole power to direct the disposition of 56,472 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 56,472 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

(ii)  Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 7,224 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 7,224 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii)  Advisors may be deemed to have (x) the sole power to direct the disposition of 63,696 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 63,696 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

(iv)  Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 1,109,187 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 1,109,187 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

(v)  Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 1,109,187 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 1,109,187 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(vi)  Fund Management may be deemed to have (x) the sole power to direct the disposition of 1,173,513 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 1,173,513 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(vii)  Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 1,173,513 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 1,173,513 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) No transactions in the shares of Common Stock have been effected by the persons named in response to paragraph (a) of this Item 5 during the past 60 days.

Page 11 of 14 Pages

(d)(i)  The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, shares of Common Stock held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii)  The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, shares of Common Stock held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii)  The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, shares of Common Stock held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e)  Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.
Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person, including any other securityholder of the Issuer, with respect to any securities of the Issuer.
Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Description
4.1	Expedited Motion of Certain Equity Holders of the Debtors, Pursuant to Bankruptcy Code §1102, for an Order Appointing Official Committee of Equity Security Holders, filed February 16, 2011.
4.2
Order Granting Expedited Motion of Certain Equity Holders of the Debtors, Pursuant to Bankruptcy Code §1102, for an Order Appointing Official Committee of Equity Security Holders, filed February 18, 2011.

4.3	Notice of Appointment of Committee of Equity Security Holders, filed February 24, 2011.
99.1	Joint Filing Agreement, dated as of February 28, 2011, by and among Institutional Partners III, Institutional Advisors III, Fund Management and Dr. Rachesky.

Page 12 of 14 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 28, 2011	MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC, its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR FUND MANAGEMENT LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Managing Principal

MARK H. RACHESKY, M.D.

By:	/s/ Hal Goldstein, Attorney in Fact

Page 13 of 14 Pages

Annex A

Directors and officers of Institutional Advisors III and Fund Management

Name/Citizenship	Principal Occupation	Business Address

Mark H. Rachesky, M.D.	Managing Member and Principal	40 West 57th Street
(United States)		24th Floor
New York, NY 10019

Hal Goldstein	Vice President and Principal	40 West 57th Street
(United States)		24th Floor
New York, NY 10019

Page 14 of 14 Pages

Exhibit Index

Exhibit No.	Description

4.1	Expedited Motion of Certain Equity Holders of the Debtors, Pursuant to Bankruptcy Code §1102, for an Order Appointing Official Committee of Equity Security Holders, filed February 16, 2011.
4.2

Order Granting Expedited Motion of Certain Equity Holders of the Debtors, Pursuant to Bankruptcy Code §1102, for an Order Appointing Official Committee of Equity Security Holders, filed February 18, 2011.

4.3	Notice of Appointment of Committee of Equity Security Holders, filed February 24, 2011.
99.1	Joint Filing Agreement, dated as of February 28, 2011, by and among Institutional Partners III, Institutional Advisors III, Fund Management and Dr. Rachesky.